Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2007

Ms. Teresa Herbert
Senior Vice President and
Chief Financial Officer
Independence Holding Company
96 Cummings Point Road
Stamford, CT 06902

Re: Independence Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File Number: 001-32244

Dear Ms. Herbert:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief